A&L    Goodbody    Solicitors    International Financial Services Centre    North Wall Quay Dublin 1

Tel: +353 1 649 2000 Fax: +353 1 649 2649 email: info@algoodbody.com website: www.algoodbody.com dx: 29 Dublin	Exhibit 5.4

A

Our ref	MAD/MME01402997	Your ref	Date	6 September 2013

Eaton Corporation 1000 Eaton Boulevard Cleveland, Ohio 44122 (the Addressee)	B

Dear Sirs,

We have acted on behalf of Eaton Corporation plc (the Parent) and Cooper Industries (Cooper), in connection with the Registration Statement on Form S-4 (the Registration Statement) filed by Eaton Corporation (the Issuer), Parent, Cooper and certain other guarantors relating to the issuance by the Issuer of up to (i) US$600,000,000 principal amount of its 0.950% Senior Notes due 2015 (the 2015 Exchange Notes), (ii) US$1,000,000,000 principal amount of its 1.500% Senior Notes due 2017 (the 2017 Exchange Notes), (iii) US$1,600,000,000 principal amount of its 2.750% Senior Notes due 2022 (the 2022 Exchange Notes), (iv) US$700,000,000 principal amount of its 4.000% Senior Notes due 2032 (the 2032 Exchange Notes), and (v) US$1,000,000,000 principal amount of its 4.150% Senior Notes due 2042 (the 2042 Exchange Notes, together with the 2015 Exchange Notes, the 2017 Exchange Notes, the 2022 Exchange Notes and the 2032 Exchange Notes, the Exchange Notes) and the issuance by the Guarantors and certain other guarantors of a guarantee (each, an Exchange Guarantee) with respect to the Exchange Notes, pursuant to an Indenture dated as of November 20, 2012 (as supplemented from time to time) (the Indenture). In accordance with the terms of the Indenture, each of the Parent and Cooper (together the Companies and each a Company) guaranteed the payment by the Issuer of all amounts due with respect to the Notes and the performance by the Issuer of its obligations under the Agreements (as defined below). The Issuer will exchange the Exchange Notes pursuant to terms of the Indenture and the Companies will continue to guarantee the Exchange Notes pursuant to the Exchange Guarantee and as set out in the Indenture (the Transaction).

1.	We have examined executed copies of:-

1.1.	the agreements listed in Schedule 1 hereto (hereinafter referred to as the Agreements),

1.2.	a corporate certificate of the Parent dated 6 September 2013 attaching, amongst other things:

1.2.1.	copies of the certificate of incorporation, certificates of incorporation on change of name and memorandum and articles of association of the Parent;

1.2.2.	copies of the minutes of meetings of the board of directors held on 10 October 2012 considering the provision of financial assistance in connection with the Transaction and following completion of the section 60 approval procedure in accordance with Section 60(2) of the Companies Act 1963 (as amended) authorising and approving the entry into the Agreements;

1.2.3.	a copy of a written resolution of all members of the Parent dated 10 October 2012 approving the entry into the relevant Agreements by the Company and the provision of financial assistance in accordance with Section 60(2) of the Companies Act, 1963 as amended (the Written Resolution);

Dublin	Belfast	London	New York	Palo Alto

R.B. Buckley	B.M. Cotter	S.M. Doggett	M.P.McKenna	E.A. Roberts	A.C. Burke	D.R. Baxter	B.Walsh	R.M. Moore	K. Furlong	D.R. Francis

P.M. Law	J.G. Grennan	B.McDermott	K.A. Feeney	C. Rogers	J. Given	A.McCarthy	A.M.Curran	D. Main	P.T.Fahy	L.A. Murphy

J.H. Hickson	J.Coman	C. Duffy	M.Sherlock	G. O’Toole	D. Widger	J.F. Whelan	A. Roberts	J. Cahir	A.J. Johnston	A. Walsh

M.F. O’Gorman	P.D. White	E.M. Brady	E.P. Conlon	J.N. Kelly	C. Christle	J.B. Somerville	C. Widger	M. Traynor	M. Rasdale	A.Casey

C.E. Gill	V.J. Power	P.V. Maher	E. MacNeill	N. O’Sullivan	S.O’Croinin	M.F. Barr	M. Dale	P.M. Murray	D. Inverarity	B. Hosty

E.M. Fitzgerald	L.A. Kennedy	S. O’Riordan	K.P. Allen	M.J. Ward	J.W. Yarr	M.L. Stack	C. McCourt	N. Ryan	M. Coghlan

Consultants:	J.R. Osborne	S.W Haughey	T.V. O’Connor	Professor J.C.W. Wylie	A.F. Browne	M.A. Greene	A.V. Fanagan	J.A. O’Farrell	I.B.Moore

1.2.4.	a copy of a statutory declaration of a majority of the directors of the Parent dated 10 October 2012 pursuant to the provisions of section 60 of the Companies Act, 1963 as amended (the Statutory Declaration);

1.2.5.	a copy of the register of the members of the Parent as of 10 October 2012 and a list of the directors of the Company as of: (i) 10 October 2012; and (ii) the date of the Certificate; and

1.2.6.	a copy of the power of attorney of the Parent dated 16 November 2012,

1.3.	a corporate certificate of Cooper dated 6 September 2013 attaching, amongst other things:

1.3.1.	copies of the certificate of incorporation, certificates of incorporation on change of name and memorandum and articles of association of Cooper;

1.3.2.	copies of the minutes of meetings of the board of directors held on 7 January 2013 considering the provision of financial assistance in connection with the Transaction and following completion of the section 60 approval procedure in accordance with Section 60(2) of the Companies Act 1963 (as amended) authorising and approving the entry into the Agreements;

1.3.3.	a copy of a written resolution of all members of Cooper dated 7 January 2013 approving the entry into the relevant Agreements by the Company and the provision of financial assistance in accordance with Section 60(2) of the Companies Act, 1963 as amended (the Written Resolution);

1.3.4.	a copy of a statutory declaration of a majority of the directors of Cooper dated 7 January 2013 pursuant to the provisions of section 60 of the Companies Act, 1963 as amended (the Statutory Declaration);

1.3.5.	a copy of the register of the members of Cooper as of 7 January 2013 and a list of the directors of the Company as of: (i) 7 January 2013; and (ii) the date of the Certificate; and

1.3.6.	a copy of the power of attorney of the Parent dated 7 January 2013,

and such other documents as we have considered necessary or desirable to examine in order that we may give this opinion.

Terms not defined in this opinion letter shall have the meaning ascribed to them in the Agreements.

2.	For the purpose of giving this opinion we have assumed:

2.1.	the authenticity of all documents submitted to us as originals and the completeness and conformity to the originals of all copies of documents of any kind furnished to us;

2.2.	that the copies produced to us of minutes of meetings and/or of resolutions are true copies and correctly record the proceedings of such meetings and/or the subject-matter which they purport to record and that any meetings referred to in such copies were duly convened and held and that all resolutions set out in such minutes were duly passed and are in full force and effect;

2.3.	the genuineness of the signatures and seals on all original and copy documents which we have examined;

2.4.	that the memorandum and articles of association of each Company attached to the relevant certificate are correct and up to date;

2.5.	the accuracy and completeness as to factual matters of the representations and warranties of each Company contained in the Agreements and the accuracy of all certificates provided to us by each Company in connection with the Transaction;

2.6.	that there are no agreements or arrangements in existence which in any way amend or vary the terms of the Transaction as disclosed by the Agreements;

2.7.	without having made any investigation that the terms of the Agreements are lawful and fully enforceable under the laws of the State of New York and any other applicable laws other than the laws of Ireland;

2.8.	the accuracy and completeness of all information appearing on public records to the extent relevant to any of the matters opined on in this opinion;

2.9.	that in respect of any payment by a Company in its capacity as guarantor of the Notes, at the time at which any such payment is made, that the recipient of that payment is beneficially entitled to it and falls within one of the categories set out below:

2.9.1.

the recipient of the payment is a company (within the meaning of section 4 of the Taxes Consolidation Act 1997 of Ireland (TCA)), which: (i) by virtue of the laws of the relevant jurisdiction, is resident for the purposes of tax in a Member State of the European Union (EU) (other than Ireland) or, not being a Member State of the EU, a jurisdiction with which Ireland has signed a double taxation agreement that either has the force of law by virtue of section 826(1) TCA or that will have the force of law on the completion of the procedures set out in section 826(1) TCA, and that jurisdiction imposes a tax that generally applies to interest receivable by companies in that jurisdiction from sources outside that jurisdiction; or, (ii) is in receipt of a payment which is either exempted from the charge to Irish income tax pursuant to the terms of a double taxation treaty entered into between Ireland and another jurisdiction that is in force on the date the relevant interest is paid or would be exempted from the charge to Irish income tax pursuant to the terms of a double taxation treaty between Ireland and another jurisdiction, entered into on or before the date the relevant payment is made but not in force on that date, had the treaty been in force on that date; and

provided that, in the case of a recipient falling within either (i) or (ii) above, that company does not provide its commitment in connection with a trade or business which is carried on in Ireland through a branch or agency in Ireland;

2.9.2.	the recipient of the payment is a US corporation which is incorporated in the USA and subject to tax in the USA on its worldwide income, provided that such US corporation does not provide its commitment in connection with a trade or business which is carried on in Ireland through a branch or agency in Ireland;

2.9.3.	the recipient of the payment is a US LLC where the ultimate recipients of that payment satisfy the requirement of the provisions of clause 2.9.1 or 2.9.2 above provided that the business conducted through the LLC is so structured for market reasons and not for tax avoidance purposes and provided that the LLC and the ultimate recipients of the payment do not provide their commitments in connection with a trade or business which is carried on in Ireland through a branch or agency in Ireland; or

2.9.4.	the recipient of the payment is a person who is entitled pursuant to the terms of a double taxation agreement between the jurisdiction in which such person is resident for tax purposes and Ireland to receive a payment of this nature from an Irish payer free of Irish withholding taxes (subject to the completion of any procedural formalities);

2.10.	that, for the purposes of the opinion given in paragraph 3.4, neither Company has received and will not receive payment or compensation by way of a fee or otherwise from the Issuer or any other person for the provision of the guaranty as set out in the Indenture (as defined in Schedule 1 hereto); and

2.11.	each Company has entered into the Transaction in good faith, for its legitimate business purposes and that it derives commercial benefit from the Transaction commensurate with the risks undertaken by it in the Transaction.

3.	We express no opinion as to any matters falling to be determined other than under the laws of Ireland and, without reference to provisions of other laws imported by Irish private international law, in Ireland as of the date of this letter. Subject to that qualification and to the other qualifications set out herein, we are of the opinion that:

3.1.	each Company is a company duly incorporated under the laws of Ireland as a public limited company having a share capital and is a separate legal entity, subject to suit in its own name. Based only on searches carried out in the Irish Companies Registration Office and the Central Office of the High Court on the date hereof, each Company is validly existing under the laws of Ireland and no steps have been taken or are being taken to appoint a receiver, examiner or liquidator over it or to wind it up and each Company has the corporate power and authority to own its property and to conduct its business as described in the Pricing Disclosure Package and the Final Memorandum;

3.2.	each Company has the necessary power and authority, and all necessary corporate and other action has been taken, to enable it to execute, deliver and perform the obligations undertaken by it under the Agreements, and the implementation by each Company of the foregoing will not cause:

3.2.1.	any limit on it or on its directors (whether imposed by the documents constituting that Company or by statute or regulation) to be exceeded; or

3.2.2.	any law or legal rules or regulations or order, judgment or decree or its memorandum and articles of association as attached to the relevant certificate to be contravened;

3.3.	each of the Agreements to which a Company is party has been duly authorised and executed on its behalf;

3.4.	no authorisations, approvals, licences, exemptions or consents of governmental or regulatory authorities with respect to the Agreements are required to be obtained in Ireland;

3.5.	under the laws of Ireland in force at the date hereof, the claims of the Addressee against the Companies under the Agreements will rank at least pari passu with the claims of all other unsecured creditors, except claims which rank at law as preferential claims in a winding up, examinership or receivership;

3.6.	it is not necessary or advisable under the laws of Ireland in order to ensure the validity, enforceability, priority or admissibility in evidence (other than any general procedural requirements at the time of enforcement of the Agreements) of the obligations or rights of any party to the Agreements, that the Agreements be filed, registered, recorded, or notarised in any public office or elsewhere or that any other instrument relating thereto be signed, delivered, filed, registered or recorded other than the requirement to file the Statutory Declaration in the Irish Registry of Companies within 21 days of granting of the financial assistance referred to therein and we agree to file same;

3.7.	the Companies are not entitled to claim any immunity from suit, execution, attachment or other legal process in Ireland;

3.8.	in any proceedings taken in Ireland for the enforcement of the Agreements, the choice of the law of the State of New York as the governing law of the contractual rights and obligations of the parties under the Agreements would be upheld by the Irish Courts:

3.8.1.	in respect of matters which are within the scope of the Rome I Regulation EC No 593/2008 on the Law Applicable to Contractual Obligations (the Rome 1 Regulation) in accordance with and subject to the provisions of the Rome 1 Regulation; or

3.8.2.	in respect of matters falling outside the scope of the Rome 1 Regulation unless considered contrary to public policy, illegal or made in bad faith;

3.9.	in any proceedings taken in Ireland for the enforcement of the Agreements, the choice of the law of the State of New York as the governing law of any non-contractual rights and obligations of the parties arising under and pursuant to the Agreements would be upheld by the Irish Courts:

3.9.1.	in respect of matters which are within the scope of the provisions of Regulation (EC) No 864/2007 on the Law Applicable to Non-Contractual Obligations (the 2007 Regulation), in accordance with and subject to the provisions of the 2007 Regulation; or

3.9.2.	in respect of matters falling outside the scope of the 2007 Regulation unless considered contrary to public policy, illegal or made in bad faith;

3.10.	the submission by the parties to the exclusive jurisdiction of the courts of the State of New York will be upheld by the Irish courts;

3.11.	in any proceedings taken in Ireland for the enforcement of a judgment obtained against the Company in the courts of the State of New York (a Foreign Judgment) the Foreign Judgment would be recognised and enforced by the courts of Ireland save that to enforce such a Foreign Judgment in Ireland it would be necessary to obtain an order of the Irish courts. Such order would be granted on proper proof of the Foreign Judgment without any re-trial or examination of the merits of the case subject to the following qualifications:

3.11.1.	that the foreign court had jurisdiction, according to the laws of Ireland;

3.11.2.	that the Foreign Judgment was not obtained by fraud;

3.11.3.	that the Foreign Judgment is not contrary to public policy or natural justice as understood in Irish law;

3.11.4.	that the Foreign Judgment is final and conclusive;

3.11.5.	that the Foreign Judgment is for a definite sum of money; and

3.11.6.	that the procedural rules of the court giving the Foreign Judgment have been observed.

Any such order of the Irish courts may be expressed in a currency other than euro in respect of the amount due and payable by the Company but such order may be issued out of the Central Office of the Irish High Court expressed in euro by reference to the official rate of exchange prevailing on the date of issue of such order. However, in the event of a winding up of the Company, amounts claimed by or against the Company in a currency other than the euro (the Foreign Currency) would, to the extent properly payable in the winding up, be paid if not in the Foreign Currency in the euro equivalent of the amount due in the Foreign Currency converted at the rate of exchange pertaining on the date of the commencement of such winding up;

3.12.	it is not necessary under the laws of Ireland (a) in order to enable the Addressee to enforce their rights under the Agreements or (b) by reason of the execution of the Agreements, that they should be licensed, qualified or otherwise entitled to carry on business in Ireland;

3.13.	the Company is not required to make any deduction or withholding in respect of Irish income tax from any payment it may make in its capacity as guarantor of the obligations of the Issuer in respect of the Notes;

3.14.	the Agreements will not be liable to any stamp duty, registration tax or any similar tax or duty imposed by a competent authority of or within Ireland;

3.15.	assuming that the Addressee has no presence in Ireland, the Addressee will not be deemed to be domiciled or resident in Ireland for tax purposes or carrying on business in Ireland solely by reason of the making and performance or enforcement of the Agreements; and

3.16.	as of the date hereof and subject to the other statements made in this opinion letter we are not aware of any circumstance concerning the transactions contemplated by the Agreements that would give rise to an Irish court holding that such transactions would violate Irish mandatory rules or Irish public policy however Irish mandatory rules and Irish public policy are constantly evolving.

4.	The opinions set forth in this opinion letter are given subject to the following qualifications:

4.1.	an order of specific performance or any other equitable remedy is a discretionary remedy and is not available when damages are considered to be an adequate remedy;

4.2.	this opinion is given subject to general provisions of Irish law relating to insolvency, bankruptcy, liquidation, reorganisation, receivership, moratoria, court scheme of arrangement, administration and examination, and the fraudulent preference of creditors and other Irish law generally affecting the rights of creditors;

4.3.	this opinion is subject to the general laws relating to the limitation of actions in Ireland;

4.4.	a determination, description, calculation, opinion or certificate of any person as to any matter provided for in the Agreements might be held by the Irish courts not to be final, conclusive or binding if it could be shown to have an unreasonable, incorrect, or arbitrary basis or not to have been made in good faith;

4.5.	additional interest imposed by any clause of the Agreements might be held to constitute a penalty and the provisions of that clause imposing additional interest would thus be held to be void. The fact that such provisions are held to be void would not in itself prejudice the legality and enforceability of any other provision of the Agreements but could restrict the amount recoverable by way of interest under the Agreements;

4.6.	claims may be or become subject to defences of set-off or counter-claim;

4.7.	an Irish court has power to stay an action where it is shown that there is some other forum having competent jurisdiction which is more appropriate for the trial of the action, in which the case can be tried more suitably for the interests of all the parties and the ends of justice, and where staying the action is not inconsistent with Council Regulation 2001/44/EC on Jurisdiction and the Enforcement of Judgments;

4.8.	the enforceability of severance clauses is at the discretion of the court and may not be enforceable in all circumstances;

4.9.	a waiver of all defences to any proceedings may not be enforceable;

4.10.	any provision in the Agreements providing for indemnification resulting from loss suffered on conversion of the amount of a claim made in a foreign currency into euro in a liquidation may not be enforceable;

4.11.	in relation to the opinion at paragraph 3.13, the position with regards to whether Irish withholding tax is to be imposed on payments made pursuant to a guarantee is somewhat unclear. There are two alternative treatments. The first (and what is generally regarded as being the better view) is that the payment takes the nature of the underlying obligation. In those circumstances and if, for example, the underlying obligation is a payment of interest, then provided the recipient satisfies the requirements set out in clause 2.9 above, no withholding would be imposed. No withholding tax would be applied in respect of payments of principal in any event. The alternative analysis is that the payment has a nature separate from the underlying obligation. In such circumstances, Irish withholding tax would only be imposed if the payment was treated as an “annual payment” for tax purposes. The fact that in most cases, a recipient of a payment would take that payment into account only as one component in the overall calculation of trading income for the relevant period means that it is unlikely that the payment would be an “annual payment” for tax purposes and thus subject to withholding tax;

4.12.	any undertaking contained in the Agreements by the Companies in respect of stamp duty may not be held to be binding on that Company;

4.13.	an Irish court may refuse to give effect to undertakings contained in the Agreement that the Company will pay legal expenses and costs in respect of any action before the Irish courts;

4.14.	we express no opinion on any taxation matters other than as expressly set out in paragraphs 3.13, 3.14 and 3.15 or on the contractual terms of the relevant documents other than by reference to the legal character thereof; and

4.15.	any transfer of, or payment in respect of the Agreements or receipt involving any country or any person or group of persons which is currently the subject of an order made by the Minister for Finance of Ireland restricting financial transfers pursuant to the Financial Transfers Act, 1992 and/or Section 42 of the Criminal Justice (Terrorist Offences) Act, 2005, which include, amongst others, Belarus, Burma (Myanmar), Democratic Republic of Congo, Iran, and Iraq and any transfer of, or payment in respect of, the Notes, or receipt involving the government of any country which is currently the subject of United Nations sanctions, any person or body resident in, incorporated in or constituted under the laws of any such country or exercising public functions in any such country or any person or body controlled by any of the foregoing may be subject to restrictions pursuant to such sanctions as implemented in Irish law.

This opinion letter is given on the basis that it will be construed in accordance with, and governed in all respects by, the laws of Ireland which shall apply between us and all persons interested. It may be relied upon by Eaton Corporation in connection with the transactions contemplated by the Agreements We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the reference to our firm contained under the heading “Legal Matters” in the prospectus included therein and this opinion may not be (in whole or in part) used, copied or circulated by any party or for any other purpose without our written consent.

This opinion letter speaks only as of the date hereof and we disclaim any obligation to advise you or any other person of changes of law or fact that occur after the date hereof.

Yours faithfully,

/s/ A&L Goodbody

A&L Goodbody

SCHEDULE 1

The Agreements

Unless otherwise stated all agreements are dated as of 20 November 2012.

1.	Indenture dated as of 20 November 2012 as supplemented by a first supplemental indenture dated 30 November 2012 and as further supplemented by a second supplemental indenture dated as of 8 January 2013 entered into among the Issuer, each of the guarantors thereto (including the Companies) and The Bank of New York Mellon Trust Company, N.A. as trustee, which includes the Exchange Guarantee (the Indenture).

2.	Registration Rights Agreement entered into among the Issuer, the guarantors thereto (including the Company) and Citigroup Global Market Inc. and Morgan Stanley & Co. LLC (acting severally on behalf of themselves and the several initial purchasers) (the Registration Rights Agreement).

3.	Joinder Agreement to the Registration Rights Agreement dated as of 7 January 2013 entered into among the Issuer, the guarantors thereto (including Cooper) and Citigroup Global Market Inc. and Morgan Stanley & Co. LLC (acting severally on behalf of themselves and the several initial purchasers).